SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Corporate Taxpayer ID (CNPJ/ME) 76.483.817/0001-20 - Company Registry
(NIRE) 41300036535 - CVM Registration
B3 (CPLE3, CPLE5, CPLE6, CPLE11)
NYSE (ELP)
LATIBEX (XCOP, XCOPO, XCOPU)

Copel approves Interest on Equity of R$ 958.0 million

COPEL (“Company”), a company that generates, transmits, distributes and trades energy, announces to its shareholders and the market in general that the Board of Directors decided to approve, at the 242nd Ordinary Meeting held on this date, the distribution of Interest on Equity (“JCP”) of 2023, in the amount of R$ 958,000,000.00 (nine hundred and fifty-eight million reais), as follows:

a) Interest on Equity in the amount of R$456,920,036.75 (four hundred and fifty-six million, nine hundred and twenty thousand, thirty-six reais and seventy-five cents), with payment to be made on 11.30.2023;

b) Interest on Equity in the amount of R$501,079,963.25 (five hundred and one million, seventy-nine thousand, nine hundred and sixty-three reais and twenty-five cents), with payment to be made by the end of June 2024, on a date to be fixed by the Annual General Meeting held in 2024.

There will be no monetary adjustment of the amounts credited as Interest on Equity between the date of declaration and the date of actual payment. Holders of Shares and UNITs of the Company with a position on September 29, 2023 will be entitled to the dividends, so that they will be traded without dividends (“ex-dividend date”) from October 2, 2023, including.

The Interest on Equity amounts declared here will be allocated, at their value net of taxes withheld at source, to the mandatory dividends on shares issued by the Company.

More details, including value per share and tax rate, are available in the Notice to Shareholders published on Copel's IR website on this date (click here to access).

Curitiba, September 20, 2023.

Adriano Rudek de Moura

Director of Finance and Investor Relations

For further information, please contact the Investor Relations team:
ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date September 20, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.